EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	December 5, 2022

Eldorado Gold Releases Updated Mineral Reserve and Mineral

Resource Statement; 2022 Gold Reserves of 12.3 million ounces and

M&I Gold Resources of 19.2 million ounces

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Mineral Reserve and Mineral Resource (“MRMR”) estimates as of September 30, 2022.

The Company’s total MRMR is adjusted for the planned divestment of its non-core Romanian asset (Certej), which is consistent with the Company’s strategy of focusing on core jurisdictions in its portfolio.

Mineral Reserves Update

Net of divestitures, the Company’s Proven and Probable gold Reserves (“2P Reserves”), totalled 12.3 million ounces as of September 30, 2022(1), a decrease of approximately 4% from the previous MRMR statement as of September 30, 2021. Excluding depletion, the 2P Reserves year over year remained relatively flat. The complete table of Mineral Resources and Mineral Reserves can be found at the end of this release.

(1) See “Mineral Reserve Notes” below.

Total 2P Reserves (Gold Ounces x 1,000)
Proven and Probable in-situ gold ounces as of September 30, 2021	15,264
Depletion(1)	-597
Adjustments for metal prices, cut-off value and mine plan optimization	46
Net Proven and probable in-situ gold ounces as of September 30, 2022	14,714
Certej Divestment(2)	-2,402
Proven and probable in-situ gold ounces as of September 30, 2022	12,312

NOTE: Numbers may not down-add due to rounding.

(1)	Depletion declared here are in-situ ounces. Depletion includes Q4 2021 and Q1-Q3 2022.
(2)	In October 2022, Eldorado entered into an agreement to sell the Certej project, a non-core asset. The transaction is expected to close in Q1 2023.

Net of divestitures, and excluding depletion, the small change in Proven and Probable Reserves is attributable to conversion of Resources to Reserves in the Kokarpinar zone at Efemcukuru and infill drilling in the Upper Triangle zone at Lamaque. These gains were mostly offset by adjustments for cut-off value, metal prices and mine plan optimization at Olympias.

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The following table summarizes the year-over-year changes to the Company’s gold Reserves:

Proven and Probable Reserves
	2021	2022	Change(1)	Change excluding depletion
	Contained Au Oz (x1,000)
Efemcukuru	620	542	-13%	4%
Kisladag	4,282	4,069	-5%	0%
Lamaque	1,091	985	-10%	7%
Olympias	1,990	1,836	-8%	-3%
Perama Hill	1,250	1,250	-	-
Skouries	3,630	3,630	-	-
Certej	2,402	0	-100%	-
Total	15,264	12,312	-19%	-15%
Less divestitures:(2)
Certej	2,402	-
Gross Total	12,862	12,312	-4%	<1%

NOTE: Numbers may not down-add due to rounding.

(1)	The Company reports on MRMR as of September 30, 2022. As such the change year over year, is from September 30, 2021 to September 30, 2022.
(2)	In October 2022, Eldorado entered into an agreement to sell the Certej project, a non-core asset. The transaction is expected to close in Q1 2023.

Mineral Resources Update

Eldorado’s Measured and Indicated (“M+I”) Resources totalled 19.2 million ounces, net of divestitures(1), as of September 30, 2022. This is a 2% decrease from the previous MRMR statement on September 30, 2021, attributable to decreases at Kisladag, Lamaque and Olympias. Eldorado’s Inferred Resources totalled 7.7 million ounces as of September 30, 2022, a 3% increase from the previous MRMR statement on September 30, 2021, net of divestitures.

(1)	The Company elected to allow the Bolcana exploration license to expire in 2021, and as such the applicable Mineral Resources have been removed from the Company’s Mineral Resources statement.

•

Efemcukuru: The decrease in Inferred Resources is attributable to the upgrade to M+I Resources at Bati and Kokarpinar, through resource conversion drilling, which demonstrates increasing geological confidence in the ore bodies, and removing isolated areas of M+I Resources that are not expected to enter the future mine plan.

•	Lamaque: The Inferred Resource increased substantially due to geological model updates. The M+I decrease is attributable to depletion, partially offset by upgrades of Inferred Resources.

•

Ormaque: The Inferred Resource increased to reflect the new Technical Study released in February 2022. As previously announced in the October 2022 exploration update, the resource conversion drilling program at Ormaque commenced in June 2022 and will continue through 2023, targeting the upper two-thirds of the deposit. Results from this resource conversion drilling program, up to mid-2023, are expected to be reflected in the Company’s 2023 MRMR statement.

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The following table summarizes the year-over-year changes to the Company’s gold Resources:

Total Measured and Indicated Resources				Inferred Resources
	2021	2022	Change(1)	2021	2022	Change(1)
	Contained Au ounces (x1000)			Contained Au ounces (x1000)
Efemcukuru	1,066	1,069	<1%	629	431	-31%
Kisladag	6,822	6,603	-3%	107	107	0%
Lamaque	1,937	1,806	-7%	1,962	2,354	20%
Ormaque	0	0	-	803	839	4%
Olympias	3,409	3,329	-2%	566	560	-1%
Perama Hill	1,374	1,374	-	59	59	-
Perama South	0	0	-	728	728	-
Piavitsa	0	0	-	1,025	1,025	-
Sapes	0	0	-	820	820	-
Skouries	5,030	5,030	-	814	814	-
Certej	3,829	0	-100%	23	0	-100%
Bolcana	0	0	-	6,492	0	-100%
Total	23,467	19,210	-18%	14,028	7,737	-45%
Less divestitures:(2)
Certej	3,829			23
Bolcana	-			6,492
Gross Total	19,683	19,210	-2%	7,513	7,737	3%

NOTE: Numbers may not down-add due to rounding.

(1)	The Company Reports on MRMR as of September 30, as such the change year over year, is from September 30, 2021 to September 30, 2022.
(2)

In October 2022, Eldorado entered into an agreement to sell the Certej project, a non-core asset. The transaction is expected to close in Q1 2023. The Company also elected to allow the Bolcana exploration license to expire in 2021, and as such the applicable Mineral Resources have been removed from the Company’s Mineral Resources statement.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

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Eldorado Gold Mineral Reserves, as of September 30, 2022

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Eldorado Gold Mineral Reserves, as of September 30, 2021

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven and Probable		
Gold	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)	Tonnes (x1000)	Au g/t	Contained Au ounces (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemcukuru	1,732	6.03	336	1,645	5.37	284	3,377	5.71	620
Kisladag	183,092	0.69	4,061	12,819	0.54	221	195,911	0.68	4,282
Lamaque	502	8.02	129	4,154	7.20	962	4,656	7.29	1,091
Olympias	1,205	10.87	421	8,132	6.00	1,569	9,337	6.63	1,990
Perama Hill	3,088	4.03	400	9,410	2.81	850	12,498	3.11	1,250
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	**285,508**	**0.96**	**8,814**	**131,674**	**1.52**	**6,450**	**417,182**	**1.14**	**15,264**
Silver	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)	Tonnes (x1000)	Ag g/t	Contained Ag ounces (x1000)
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	1,205	155	6,006	8,132	116	30,422	9,337	121	36,428
Perama Hill	3,088	4	403	9,410	8	2,277	12,498	7	2,680
Stratoni	0	0	0	0	0	0	0	0	0
TOTAL SILVER	**27,081**	**15**	**13,413**	**39,042**	**33**	**41,250**	**66,123**	**26**	**54,663**
Copper	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)	Tonnes (x1000)	Cu %	Contained Cu tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	**73,101**	**0.52**	**381**	**74,015**	**0.48**	**359**	**147,116**	**0.50**	**740**
Lead	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)	Tonnes (x1000)	Pb %	Contained Pb tonnes (x1000)
Olympias	1,205	4.9	59	8,132	4.0	323	9,337	4.1	382
Stratoni	0	0.0	0	0	0.0	0	0	0.0	0
TOTAL LEAD	**1,205**	**4.9**	**59**	**8,132**	**4.0**	**323**	**9,337**	**4.1**	**382**
Zinc	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)	Tonnes (x1000)	Zn %	Contained Zn tonnes (x1000)
Olympias	1,205	5.6	68	8,132	5.0	410	9,337	5.1	477
Stratoni	0	0.0	0	0	0.0	0	0	0.0	0
TOTAL ZINC	**1,205**	**5.6**	**68**	**8,132**	**5.0**	**410**	**9,337**	**5.1**	**477**

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Eldorado Gold Mineral Resources, as of September 30, 2022

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemcukuru	1,857	7.37	440	2,842	6.88	629	4,699	7.07	1,069	2,677	5.01	431
Kisladag	300,070	0.61	5,895	44,408	0.50	708	344,478	0.60	6,603	7,529	0.44	107
Lamaque	1,125	9.14	331	5,978	7.68	1,475	7,103	7.91	1,806	10,003	7.32	2,354
Ormaque	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,223	11.74	839
Olympias	2,618	10.49	883	10,319	7.37	2,446	12,937	8.00	3,329	2,186	7.97	560
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	**399,477**	**0.81**	**10,439**	**223,779**	**1.22**	**8,771**	**623,256**	**0.96**	**19,210**	**118,328**	**2.03**	**7,738**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	2,618	148	12,440	10,319	148	49,212	12,937	148	61,651	2,186	190	13,368
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,351	153	6,647	1,351	153	6,647	1,700	162	8,866
TOTAL SILVER	**5,711**	**70**	**12,855**	**22,643**	**80**	**58,438**	**28,354**	**78**	**71,292**	**11,635**	**90**	**33,706**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**67,657**	**0.40**	**267**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,618	4.8	125	10,319	5.0	520	12,937	5.0	645	2,186	6.5	142
Stratoni	0	0.0	0	1,351	6.1	82	1,351	6.1	82	1,700	6.2	106
TOTAL LEAD	**2,618**	**4.80**	**125**	**11,670**	**5.2**	**602**	**14,288**	**5.1**	**727**	**3,886**	**6.4**	**248**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,618	5.7	150	10,319	6.6	682	12,937	6.4	831	2,186	7.3	158
Stratoni	0	0.0	0	1,351	8.7	117	1,351	8.7	117	1,700	9.3	158
TOTAL ZINC	**2,618**	**5.7**	**150**	**11,670**	**6.8**	**799**	**14,288**	**6.6**	**948**	**3,886**	**8.1**	**316**

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Eldorado Gold Mineral Resources, as of September 30, 2021

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.53	6,492
Certej	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemcukuru	2,437	7.38	578	2,178	6.96	488	4,615	7.18	1,066	3,300	5.93	629
Kisladag	311,255	0.61	6,111	44,581	0.50	712	355,836	0.60	6,822	7,529	0.44	107
Lamaque	876	9.49	267	6,246	8.32	1,670	7,122	8.46	1,937	8,880	6.87	1,962
Ormaque	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,620	9.53	803
Olympias	2,343	10.66	803	10,905	7.43	2,606	13,248	8.00	3,409	2,092	8.41	566
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	**440,017**	**0.87**	**12,276**	**282,796**	**1.23**	**11,191**	**722,814**	**1.01**	**23,467**	**499,973**	**0.87**	**14,028**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Certej	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Olympias	2,343	149	11,203	10,905	142	49,841	13,248	143	61,043	2,092	179	12,070
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,351	153	6,647	1,351	153	6,647	1,700	162	8,866
TOTAL SILVER	**34,736**	**18**	**19,729**	**81,882**	**29**	**77,170**	**116,618**	**26**	**96,898**	**12,383**	**82**	**32,518**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Bolcana	0	0.00	0	0	0.00	0	0	0.00	0	381,000	0.18	686
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**448,657**	**0.21**	**953**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,343	4.8	113	10,905	4.8	527	13,248	4.8	640	2,092	5.9	124
Stratoni	0	0.0	0	1,351	6.1	82	1,351	6.1	82	1,700	6.2	106
TOTAL LEAD	**2,343**	**4.81**	**113**	**12,256**	**5.0**	**609**	**14,599**	**4.9**	**722**	**3,792**	**6.1**	**230**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,343	5.7	134	10,905	6.4	701	13,248	6.3	835	2,092	7.1	149
Stratoni	0	0.0	0	1,351	8.7	117	1,351	8.7	117	1,700	9.3	158
TOTAL ZINC	**2,343**	**5.7**	**134**	**12,256**	**6.7**	**818**	**14,599**	**6.5**	**952**	**3,792**	**8.1**	**307**

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Notes on Mineral Resources and Reserves

1.	Mineral Resources and Mineral Reserves are as of September 30, 2022
2.

The Mineral Resources and Mineral Reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

3.	Mineral Reserves are included in the Mineral Resources.
4.	The Mineral Resources and Mineral Reserves are disclosed on a total project basis.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “inferred mineral resources”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

There are differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”). The terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this news release with respect to mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Mineral Reserve Notes

Eldorado reports Mineral Reserves in accordance with CIM Definition Standards. All Mineral Reserves are determined using a long-term gold price ($1,300/oz). A reserve test is undertaken every year to confirm future undiscounted cash flow from reserve mine plan is positive.

1. Long-Term Metal Price Assumptions

•	Gold price: $1,300/oz
•	Silver price: $17.00/oz
•	Copper price: $2.75/lb
•	Lead price: $2,000/t
•	Zinc price: $2,400/t

2. Cut-off Grades

Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121); Efemcukuru: $104.00/t NSR (long hole stoping), $108.00/t NSR (drift and fill); Kisladag: 0.18 g/t Au Recoverable; Lamaque: 4.69 g/t Au; Olympias: $195.00/t NSR; Perama Hill: 0.73 g/t Au; Skouries: $10.60/t NSR (open pit), $33.33/t NSR (underground).

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3. Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Efemcukuru	Underground	Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations	Eldorado Gold
Kisladag	Open Pit	Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations	Eldorado Gold
Lamaque	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Olympias	Underground	Victor Vdovin, P.Eng., Head of Mining Greece	Eldorado Gold
Skouries	Open Pit	Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations	Eldorado Gold
Skouries	Underground	Gary Methven, P.Eng., Underground Manager / Principal Mining Engineer	AMC Mining Consultants
Perama Hill	Open Pit	Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations	Eldorado Gold
Certej	Open Pit	Terry Cadrin, P.Eng., Director, Business Planning and LOM Evaluations	Eldorado Gold

Mineral Resource Notes

Eldorado reports Mineral Resources in accordance with CIM Definition Standards. All Mineral Resources are assessed for reasonable prospects for eventual economic extraction (RPEEE). The Resource cut-off grades or values (e.g. gold equivalent) are determined using a long-term gold price ($1,800/oz) and modifying factors derived in the resource to reserve conversion process (or by comparison to similar projects for our resource-only properties). These values are then used to create constraining volumes that provide limits to the reported Resources. Open Pit Resources used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by volumes whose design was guided by a combination of the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Eldorado’s Mineral Resources are inclusive of Reserves.

1. Long-Term Metal Price Assumptions:

•	Gold price: $1,800/oz
•	Silver price: $24/oz
•	Copper price: $3.25/lb
•	Lead price: $2,200/t
•	Zinc price: $2,600/t

2. Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The Mineral Resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kisladag, Perama Hill, Perama South, and Certej) used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground resources have the open pit Resources constrained by either the permit (Skouries), and pit shell, or by an open pit/underground economic crossover surface (Bolcana), and underground Resources constrained by a reporting shape.

3. Cut-off Grades

Bolcana: 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu%); Certej: 0.60 g/t Au; Efemcukuru: 2.5 g/t Au; Kisladag: 0.25 g/t Au; Lamaque: 3.0 g/t Au; Ormaque: 3.5 g/t Au; Olympias: $125/t NSR; Perama Hill and Perama South: 0.50 g/t Au; Piavitsa: 4.0 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Skouries: 0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) (=Au g/t + 1.25*Cu%); Stratoni: $200/t NSR.

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4. Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Efemcukuru	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Kisladag	Open Pit	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Lamaque	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Ormaque	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director Lamaque	Eldorado Gold
Olympias	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Skouries	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Skouries	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Perama Hill	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Perama South	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Piavitsa	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Sapes	Underground and Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold
Stratoni	Underground	Ertan Uludag, P.Geo., Manager, Resource Geology	Eldorado Gold
Certej	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Reconciliation	Eldorado Gold

Note Regarding Mineral Reserve and Mineral Resources:

All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2021 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com and www.sec.gov:

•	Technical report entitled "Technical Report, Kisladag Gold Mine, Turkiye” with an effective date of January 17, 2020.
•	Technical report entitled "Technical Report, Efemcukuru Gold Mine, Turkiye” with an effective date of December 31, 2019.
•	Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2019.
•	Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
•	Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” with an effective date of December 31, 2021.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and mineral resources; the sale of the Certej project; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: ability to obtain all required approvals and permits; changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: inability to meet production guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Jessy Thelland, géo (OGQ No. 758)., Director Technical Services Lamaque, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release for the Quebec projects.

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